November 1, 2018

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Kim McManus, Senior Attorney, Office of Real Estate and Commodities

Re: Kenloc, Inc.

Draft Registration Statement on Form S-1, Submitted June 6, 2018

CIK No. 0001742491

Dear Ms. McManus:

We are counsel to Kenloc, Inc., a Nevada corporation (the “Company”), and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated July 3, 2018. The Company has revised the Registration Statement filed on Form S-1 (CIK No. 0001742491) (the “Registration Statement”) in response to the aforementioned comment letter and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with this letter. Set forth below are the staff’s comments (in bold) and the Company’s respective responses. A copy of Amendment No. 1 marked to show all changes is attached hereto for your convenience.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not made any Rule 405 written communications. Prior to the submission of the Registration Statement, our private placement memorandum was circulated, which has been sent to your office.

2. It appears that you are offering common stock on a continuous basis under Rule 415(a)(1)(ix). While you include a fixed price, you also state on the cover page and elsewhere that shares may be sold at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB. Since you are not eligible to conduct an at the market offering in reliance on Rule 415(a)(1)(x), please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering.

The Company intends to add an offering price of $0.37 per share. This fixed offering price is reflected on the Amended No. 1 to the Registration Statement.

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3. Please revise to discuss the exclusive forum provision contained in your articles of incorporation. In this regard, please describe the scope of this provision, its enforceability, and the potential impact on the rights of investors. Please also revise to explain the reasons why management adopted the provision. Last, include a risk factor to discuss the effects of the provision on shareholders and clarify if you intend the exclusive forum provision to apply to claims under the federal securities laws.

The Company has revised the disclosures as requested and has included the risk factor.

4. Information provided throughout the prospectus assumes that you will receive the full offering proceeds, net of fees and expenses. Given that this is a “best-efforts” offering, please revise the prospectus, including the cover page, prospectus summary, use of proceeds, and dilution sections, to show the impact of receiving proceeds at varying levels, such as 25%, 50%, 75% and 100% of the shares being sold.

The Company has revised the disclosures as requested.

5. Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act or revise to clarify that these provisions do not apply to your offering. These safe harbors for forward-looking statements do not apply to statements made in connection with an initial public offering or to issuers of penny stock. See Securities Act Sections 27A(b)(2)(D) and 27A(b)(1)(C) and Exchange Act Section 21E(b)(2)(D) and 21E(b)(1)(C).

The Company acknowledges the Staff’s comments and has revised the document accordingly.

6. Please disclose the order of priority of the use of proceeds if less than the maximum amount is raised. See Instruction 1 to Item 504 of Regulation S-K.

The Company has revised the disclosures as requested.

7. Please revise the table under this heading to include the total for stockholders’ (deficit) equity. In addition, tell us why you have included assets and current liabilities in your capitalization table.

The Company has revised the disclosure regarding the capitalization table. The Company erroneously included the wrong line items of “Total Assets” and “Current liabilities” in the table. The Company has replaced those items with “Cash and cash equivalents” and “Related party payables” in the Form S-1 Amendment No. 1.

8. Please revise to include the dilution disclosure required by Item 6 of Form S-1. Include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Quantify the net tangible book value per share before and after the offering, the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered, and the amount of the immediate dilution

The Company has modified the table disclosure showing the potential dilution as result of the offering. Please note that the amounts shown as net tangible book value per share as of March 31, 2018 reflects the effective contribution of officers, directors, promoters, and affiliated persons on per share basis.

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9. We note your disclosure on page 3 that you hope to rely on IP Advisors, Inc. and other third parties for expertise and experience, and applicable real estate and mortgage licensures. We also note your Professional Services Agreement with IP Advisors, Inc. Please expand your disclosure to briefly discuss your agreement with IP Advisors, Inc.

The Company has revised the disclosures as requested.

10. Please revise the introductory paragraph to clarify that you will update this information to the extent required by law.

The Company has revised the disclosures as requested.

11. Revise to provide details of your business plan for the next 12 months, including detailed milestones, anticipated time frame of beginning and completing each milestone, estimated expense associated with each milestone, expected sources of funding, and whether and how you expect these steps to lead to future revenue. Please also revise to clarify the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements. Discuss what will happen if you do not raise that amount.

The Company may become insolvent if the Company is not able to raise at least 25% of the amount in the offering or if the Company’s Executives do not fund the Company’s operating capital personally.

12. We note your disclosure on page 21 referencing “StemFit Active inventory” and creating “new athletic enhancement products.” Please revise to delete this disclosure or elaborate on this pending purchase in your business discussion.

The Company has revised the disclosures as requested.

13. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Yu Wu, Lance Crisler, and Lei Wang should serve as directors. Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosures as requested.

14. Please revise to remove reference to application of Rule 10A-3 or explain how this rule applies to your company following effectiveness of the registration statement. Please also ensure your disclosure is consistent regarding any committees you intend to have upon commencement of the offering and whether any of your directors are independent.

The Company has revised the disclosures.

15. Please reconcile for us the lack of any salaries in the table under this heading with disclosure on page 19 that you pay Lance Crisler and Lei Wang a salary. In addition, expand your disclosure to discuss the material terms of the consulting agreements with Mr. Crisler and Mr. Wang and file your consulting agreement with Mr. Wang as an exhibit.

The Company has revised the disclosure as requested.

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16. Please revise to disclose the terms of the director advances described in note 5 to your financial statements or tell us why such disclosure is not required.

The Company has revised the disclosure as requested.

17. We note that there were 46,000,000 shares of common stock outstanding as of March 31, 2018, but disclosure on page 2 indicates 47,760,000 shares of common stock are outstanding before this offering. Please revise your subsequent event note to disclose issuance of common stock that occurred after the balance sheet date.

The Company has revised the disclosure as requested.

18. Please revise your itemized list on page II-1 to include the expenses to be incurred in connection with this offering. Refer to Item 511 of Regulation S-K.

The Company has revised the disclosure as requested.

19. Please expand your disclosure to disclose the consideration received in the private placement offering. Please also disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

The Company has revised the disclosure as requested.

20. Please revise the undertaking provided in paragraph 4 to conform to the requirements of Item 512(a)(5).

The Company has revised the disclosure as requested.

Sincerely,

/s/Gerald Lau

Gerald Lau

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